Exhibit 20

NEWS

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IMMEDIATE RELEASE
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FORD MOTOR COMPANY'S FEBRUARY U.S. SALES DECLINED 11.6%

JAGUAR, LAND ROVER SET FEBRUARY SALES RECORDS

DEARBORN, MI, March 1, 2002 - U.S. customers purchased or leased 268,397 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in February, down 11.6 percent compared with a year ago.

Jaguar and Land Rover reported higher sales than a year ago as both brands benefited from the introduction of new products.

Jaguar reported record February sales of 5,511, up 105 percent compared with a year ago. February was the seventh month in a row that Jaguar set a sales record. Sales of the all-new, all-wheel drive X-TYPE sedan (3,583) paced Jaguar's record results.

Land Rover dealers also reported record February sales of 2,605, up 79 percent. February was the fourth month in a row of record sales at Land Rover. Sales of the all-new Freelander, which debuted in late November, were 956.

Volvo's February sales were 8,037, up 2.4 percent compared with a year ago. The increase was paced by the S60 mid-size sedan.

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February sales for the company's domestic brands were lower than a year ago:
Ford sales declined 11 percent, Mercury sales declined 28 percent, and Lincoln sales declined 32 percent. Lower sales to fleet customers adversely affected the results at Ford, Mercury, and Lincoln. In February, fleet sales for the domestic brands were 29 percent lower than a year ago.

Also, the company confirmed its first quarter North American production plan at
1.05 million vehicles and announced its intention to produce 1.18 million vehicles in the second quarter. In 2001, the company produced 1.078 million vehicles in the first quarter and 1.13 million vehicles in the second quarter. In addition, the company reaffirmed its breakeven earnings guidance for the full year.